February 23, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. James Lopez
Mr. Ruairi Regan

Re:	National Beverage Corp.
Annual Report on Form 10-K
Filed July 13, 2017
File No. 001-14170

Dear Mr. Lopez and Mr. Regan:

This letter is being provided on behalf of National Beverage Corp. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 26, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 29, 2017 that was filed with the Commission on July 13, 2017 (File No. 001-14170).

The text of the Staff’s comments is included in bold and italics for your convenience. The Company’s response is set forth immediately below the comment.

Management’s Discussion and Analysis … (page 16)

We note your press release filed with the Form 8-K on May 5, 2017 and the references to velocity per outlet VPO and velocity per capita VPC. You state that you “magnify these measures and this creates growth never before thought possible.” You also state that you are “creating velocity per capita through proven velocity predictors.” To the extent that VPO and VPC are key performance indicators used in managing your business, please include a discussion of these measures along with comparative period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release 33-8350.

Response:

Our Chairman & CEO wrote the following in his press release dated May 4, 2017:

“VPO – VPC Dynamics

National Beverage employs methods that no other company does in this area – VPO (velocity per outlet) and VPC (velocity per capita). We utilize two proprietary techniques to magnify these measures and this creates growth never before thought possible. Unique to National Beverage is creating velocity per capita through proven velocity predictors. Retailers are amazed by these methods and find before and after changes so dynamic that they demand we afford them the use of these methods as frequently as possible.”

This statement characterizes the entrepreneurial spirit of National Beverage and its Chairman. The metrics that Mr. Caporella referenced are used to establish goals for certain customers, but are not utilized to manage the overall executional side of our business. Furthermore, we do not believe our comments relative to VPO/VPC dynamics require explanation as they are proprietary methods that are part of a consumer engagement program called “BrandED”. Through this educational program that allows us direct contact with our consumers, we learn about frequency of purchase, consumption, household management and other pertinent facts at various locations and time of purchase. This information is as secretive as the formulas of our beverages and should not be disclosed to our competition.

VPO and VPC therefore are not key performance indicators that would give readers a view of the Company through the “eyes of management” as that term is used in SEC Release No. 33-8350.

We thank you for your comments. If you have any further questions or need additional information, please feel free to contact the undersigned at (954) 581-0922.

Sincerely,

By: /s/ Gregory P. Cook

Gregory P. Cook

Vice President – Controller and

Chief Accounting Officer